EVERTEC, LLC

EVERTEC Finance Corp.

Cupey Center Building

Road 176, Kilometer 1.3

San Juan, Puerto Rico 00926

July 26, 2012

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	EVERTEC, LLC and EVERTEC Finance Corp. (the “Co-Issuers”)
Registration Statement on Form S-4 (File No. 333-182006), as amended (the “Registration Statement”)

Ladies and Gentlemen:

This letter is provided to the staff of the Securities and Exchange Commission (the “Staff”) in connection with the above-referenced Registration Statement relating to the offer to exchange (the “Exchange Offer”) the Co-Issuers’ 11% senior notes due 2018 (the “New Notes”), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to such Registration Statement, for the Co-Issuers’ outstanding 11% senior notes due 2018 issued on May 7, 2012 (the “Old Notes”). Each of the Co-Issuers hereby informs the Staff that it is registering the Exchange Offer in reliance on the Staff position enunciated in “Morgan Stanley & Co., Incorporated,” SEC No-Action Letter (available June 5, 1991), as interpreted in the Staff’s letter to Shearman & Sterling dated July 2, 1993, and “Exxon Capital Holdings Corporation,” SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”). The Exchange Offer will remain in effect for a limited time in compliance with Rule 14e-1 under the Securities Exchange Act of 1934, as amended, but will not require the Co-Issuers to maintain an “evergreen” registration statement. Unless otherwise indicated, defined terms used herein shall have the same meaning as set forth in the above-referenced Registration Statement.

Neither the Co-Issuers nor their subsidiaries guaranteeing the New Notes and Old Notes (“Subsidiary Guarantors”) have entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Co-Issuers’ and the Subsidiary Guarantors’ information and belief, each entity participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Co-Issuers will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the New Notes to be acquired in the Exchange Offer (i) could not rely on the Staff’s position enunciated in the Exxon Capital Letter or similar interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Co-Issuers acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Co-Issuers will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes, which prospectus may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of New Notes held by the broker-dealer).

The Co-Issuers will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions: (i) if the exchange offeree is not a broker-dealer, a representation that it is not engaged in, and does not intend to engage in, a distribution of the New Notes; and (ii) if the exchange offeree is a permitted broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation also will include a statement to the effect that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. In addition, the transmittal letter will also include a representation that neither the broker-dealer nor any beneficial owner has any arrangement or understanding with any person to participate in the distribution of the Old Notes or the New Notes within the meaning of the Securities Act.

Very truly yours,

EVERTEC, LLC EVERTEC Finance Corp.

By:	/s/ Miguel Vizcarrondo
Name: Miguel Vizcarrondo
Title: Executive Vice President

EVERTEC, LLC

EVERTEC Finance Corp.

Cupey Center Building

Road 176, Kilometer 1.3

San Juan, Puerto Rico 00926

July 26, 2012

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	EVERTEC, LLC and EVERTEC Finance Corp.
Registration Statement on Form S-4 (File No. 333-182006), as amended

Ladies and Gentlemen:

EVERTEC, LLC., a Puerto Rico limited liability company, and EVERTEC Finance Corp., a Puerto Rico corporation (together, the “Companies”), have filed the above-referenced Registration Statement under the Securities Act of 1933, as amended (the “Registration Statement”). In connection with the Companies’ acceleration request relating to the Registration Statement, the Companies hereby acknowledge to the Securities and Exchange Commission (the “Commission”) and the staff of the Commission (the “Staff”) that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Companies from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Companies may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EVERTEC, LLC EVERTEC Finance Corp.

By:	/s/ Miguel Vizcarrondo
Name:	Miguel Vizcarrondo
Title:	Executive Vice President

EVERTEC, LLC

EVERTEC Finance Corp.

Cupey Center Building

Road 176, Kilometer 1.3

San Juan, Puerto Rico 00926

July 26, 2012

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark P. Shuman,

                 Branch Chief – Legal

Re:	EVERTEC, LLC and EVERTEC Finance Corp.
Registration Statement on Form S-4 (File No. 333-182006), as amended

Dear Mr. Shuman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, EVERTEC, LLC, a Puerto Rico limited liability company, and EVERTEC Finance Corp., a Puerto Rico corporation, hereby request acceleration of the effectiveness of the above-referenced Registration Statement to 3:00 p.m. (EDT) on Friday, July 27, 2012 or as soon thereafter as practicable.

Very truly yours,

EVERTEC, LLC EVERTEC Finance Corp.

By:	/s/ Miguel Vizcarrondo
Name: Miguel Vizcarrondo
Title: Executive Vice President